Prudential Investment Management Services LLC
Statement of Financial Condition
December 31, 2015

(dollars in thousands)

Assets

Cash and cash equivalents	$	52,006
Cash segregated under federal regulations		20,156
Distribution and service fees receivable		18,108
Receivable from broker-dealers and clearing organizations		836
Receivable from affiliates		7,304
Prepaid expenses and other assets		17,037
Total assets	$	115,447

Liabilities and Member's Equity

Liabilities

Payable to broker-dealers and clearing organizations	$	11,347
Payable to affiliates and other accrued liabilities		19,827
Payable to customers		10,042
Federal and state income taxes payable to Parent		2,173
Federal and state deferred tax liabilities		4,271
Total liabilities		47,660

Commitments and contingent liabilities (see Note 7)

Member's Equity

Contributed capital		32,796
Undistributed earnings		34,991
Total member's equity		67,787
Total liabilities and member's equity	$	115,447

The accompanying notes are an integral part of this Statement of Financial Condition.

CONFIDENTIAL